UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-00822
The Oilgear Company

(Exact name of registrant as specified in its charter)
2300 South 51st Street
Post Office Box 343924
Milwaukee, Wisconsin 53234-3924
Telephone: (414) 327-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $1.00 Par Value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒
     Approximate number of holders of record as of the certification of or notice date: 5
     Pursuant to the requirements of the Securities Exchange Act of 1934, The Oilgear Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	December 15, 2006	BY:	/s/ Richard Armbrust

Richard Armbrust President